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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RA Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12230 El Camino Real, Suite 100
(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eliot Peters — (858) 704-3200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name - *if individual, state last, first, middle name*)

2020 Camino del Rio North	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Zehentbauer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RA Capital Advisors LLC, as of December 31 20--2.?_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

KAYLA ALEHAUNDRIA MCDOWELL
Notary Public - California
San Diego County
Commission # 2142078

This report** contains (check all applicable boxes):

181 (a) Facing Page.
(b) Statement of Financial Condition.
D (c) Statement of Income (Loss).
D (d) Statement of Changes in Financial Condition.
D (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
D (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
D (g) Computation of Net Capital.
D (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
D (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
D (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
D (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
00 (l) An Oath or Affirmation.
D (m) A copy of the SIPC Supplemental Report.
D (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RA CAPITAL ADVISORS LLC

ANNUAL FILING INACCORDANCE

WITH RULE 1?a-5

DECEMBER 31, 2017

RA CAPITAL ADVISORS LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2017

Assets		
Cash and cash equivalents	$	1,146,749
Accounts receivable, net of allowance for doubtful accounts of $2,399		4,718
Prepaid expenses		185,105
Property and equipment, net of accumulated depreciation and amortization of $155,861		28,371
Other assets		10,579
Total assets	$	1,375,522
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued liabilities	$	27,512
Deferred rent		10,827
Deferred revenue		10,000
Total liabilities		48,339
Commitments (Notes 6 and 7)		
Members' equity		1,327,183
Total liabilities and members' equity	$	1,375,522

The accompanying notes are an integral part of this financial statement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). When effective, the ASU will supersede FASB ASC 840, Leases, and add Topic 842, Leases, to the FASB ASC. The core principle of the proposed requirements is that an entity should recognize assets and liabilities arising from a lease. This represents an improvement over existing leases requirements, which do not require lease assets and lease liabilities to be recognized by many lessees. The standard is effective on January 1, 2019, with early adoption permitted. The ASU is expected to impact the Company 's financial statements as the Company has certain operating lease arrangements for which it is the lessee. The Company is evaluating its contractual arrangements to identify the effects of ASC Topic 842.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash and investments with high credit quality financial institutions . At December 31, 2017, cash deposits held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") insured amounts of $250,000 were approximately $900,000. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from these institutions.

A substantial portion of the consultation fees of the Company was received from a limited number of clients. As of December 31, 2017, two parties accounted for 92% of accounts receivable.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, other assets, accounts payable and accrued liabilities approximate fair value because of the short-term nature of those instruments.

Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts . The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company 's management believes the risk of loss on its accounts receivable is adequately reserved in the accompanying statement of financial condition. As of December 31, 2017, the reserve for allowance for doubtful accounts was $2,399. As of December 31, 2017, the Company recorded $3,379 of unbilled receivables, which are included in accounts receivable, and are expected to be billed in the future.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2017:

Furniture & fixtures	$ 119,922
Computer hardware	52,876
Tenant improvements	11,434
Total	184,232
Less: accumulated depreciation and amortization	(155,861)
Property and equipment, net	$ 28,371

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2017, the Company had net capital of $1,098,410, which was $1,093,410 in excess of the required minimum net capital. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

NOTE 6 - COMMITMENTS

In 2017, the Company entered into a new facilities lease. The new lease is effective December 1, 2017 and expires February 28, 2021. The monthly basic rent is abated for the first three-month period commencing December 1, 2017 and ending February 28, 2018. Additionally, an allowance of $11,916 was treated as a credit against the March and April 2018 installments of basic rent. The base rent payment for April 2018 is reduced to $11,320. The basic rent for the period commencing May 1, 2018 is $11,618 and increases each year during the initial term, upto $12,695 per month during the final year . The lease is subject to additional charges for common area maintenance and other costs.

Future minimum lease payments are as follows:

Years ending December 31		
2018	$	104,911
2019		143,959
2020		148,277
2021		25,391
Total	$	422,538

NOTE 7 - INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events,* through the date that the financial statements were available to be issued on February 12, 2018.